UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.

Commission File No. 001-08796

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

QUESTAR CORPORATION
EMPLOYEE INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Questar Corporation
333 South State Street
P.O. Box 45433
Salt Lake City, Utah 84145-0433

REQUIRED INFORMATION

The following audited financial information, prepared in accordance with the Employee Retirement Income Security Act of 1974, is enclosed with this report:

1.    Statements of Net Assets Available for Benefits as of December 31, 2012 and December 31, 2011.

2.    Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012.

3.    Supplemental schedule of assets held at December 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Questar Corporation Employee Benefits Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QUESTAR CORPORATION EMPLOYEE BENEFITS COMMITTEE

Date: June 24, 2013	/s/Ronald W. Jibson
Ronald W. Jibson, Chairman Employee Benefits Committee

Questar Corporation
Employee Investment Plan
2012

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
Questar Corporation Employee Investment Plan

We have audited the accompanying statements of net assets available for benefits of Questar Corporation Employee Investment Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Questar Corporation Employee Investment Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Salt Lake City, Utah
June 24, 2013

Questar Employee Investment Plan 2012 Form 11-K	1

Questar Corporation
Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments at Fair Value
Questar Corporation common stock	$135,841,609	$132,091,918
QEP Resources, Inc. common stock	122,518,966	137,374,712
Registered investment companies	139,920,704	114,314,765
Common collective trust funds related to fully benefit-responsive investment contracts	53,516,558	51,386,775
Common collective trust funds	33,975,582	26,545,740
Total Investments at Fair Value	485,773,419	461,713,910

Receivables
Participant loans	6,447,757	6,551,020
Pending trades	17,815,350	130,577
Participant and employer contributions	301	7,175
Accrued interest and other	519	3,271
Total Receivables	24,263,927	6,692,043
Total Assets	510,037,346	468,405,953

Liabilities
Pending trades	17,815,350	130,577
Other liabilities	5,594	—
Total Liabilities	17,820,944	130,577
Net assets available for benefits at fair value	492,216,402	468,275,376
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	(1,508,535)	(1,302,421)
Net Assets Available for Benefits	$490,707,867	$466,972,955

See notes accompanying the financial statements

Questar Employee Investment Plan 2012 Form 11-K	2

Questar Corporation
Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2012
Additions
Investment Income
Dividends and earnings from investments	$7,260,155
Net realized and unrealized appreciation in fair value of investments	21,034,526
Total Investment Income	28,294,681

Interest income from participant loans	308,452

Contributions
Participants	10,699,116
Employer cash	7,285,237
Rollover	41,825
Total Contributions	18,026,178
Total Additions	46,629,311

Deductions
Benefit payments	22,866,520
Asset management and redemption fees	27,879
Total Deductions	22,894,399
Net Change	23,734,912
Net Assets Available for Benefits at Beginning of Year	466,972,955
Net Assets Available for Benefits at End of Year	$490,707,867

See notes accompanying the financial statements

Questar Employee Investment Plan 2012 Form 11-K	3

Questar Corporation
Employee Investment Plan

Notes Accompanying the Financial Statements

1. Plan Description

The following description of the Questar Corporation Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of Questar Corporation (Questar or the Company) and certain of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code. The trustee and record keeper for the Plan is Wells Fargo Bank, N.A. (Wells Fargo). Questar’s Employee Benefits Committee is the Plan administrator.

There is no service period requirement for an employee of a participating employer to participate in the Plan. However, employees classified as human resource pool employees are ineligible to participate. Participants can make both pre-tax and Roth after-tax contributions. New employees are automatically enrolled at a 3% pre-tax contribution rate until they elect to change the contribution rate or elect not to participate. Effective January 1, 2013, the automatic pre-tax contribution enrollment rate increased to 6%. Participants may direct the investment of their contributions to any of the funds available in the Plan, including the Questar Stock Fund, which holds Questar common stock. However, participants may not direct any investments to the QEP Stock Fund, which holds QEP Resources, Inc. (QEP) common stock and was closed to new investments (except for reinvested dividends) when it was created as an investment of the Plan due to the spinoff of QEP from Questar on June 30, 2010. If a participant fails to direct his or her investment, employee contributions are invested in the qualified default investment alternative (QDIA) selected by the Plan's Investment Committee. Effective December 28, 2012, the QDIA is the appropriate JPMorgan SmartRetirement target date fund based on the participant's birth date and estimated retirement age of 65. Prior to December 28, 2012 the QDIA was the Oakmark Equity and Income Fund. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit for 2012 was $17,000. The catch-up maximum contribution limit for 2012 was $5,500 for participants that were age 50 or older during the Plan year.

Beginning December 5, 2011, Plan participants may transfer prior contributions and earnings at any time for employee and employer contribution amounts. However, participants cannot transfer balances between pre-tax and Roth after-tax accounts. Before December 5, 2011, prior contributions and earnings could only be transferred up to three times per calendar month for employee contribution amounts and up to three times per calendar month for employer contribution amounts. All participants receive a matching contribution equal to 100% of the first 6% of their eligible compensation contributed to the Plan each pay period. All employer contributions are made on a pre-tax basis. Participants may direct the investment of the employer matching contributions to any of the funds available in the Plan, except for the QEP Stock Fund, which is closed to any new investment (except for reinvested dividends). If no investment direction is made, the employer matching contributions are invested in the QDIA, which effective December 28, 2012 is the appropriate JPMorgan SmartRetirement target date fund based on the participant's birth date and estimated retirement age of 65. Prior to December 28, 2012 the Oakmark Equity and Income Fund was the QDIA for employer contributions. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund.

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one general purpose. Loan applications are processed every business day, and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are included in the calculation of the vested account balances, but are not available for loans. The interest rate is fixed for the life of the loan at the prime rate plus 1%, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is by payroll deduction. Upon termination of employment, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Upon retirement, death, resignation, or other termination, a Plan participant’s vested account becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other

Questar Employee Investment Plan 2012 Form 11-K	4

qualified plans. Distributions of a participant’s account balance that is invested in the Questar Stock Fund or the QEP Stock Fund are made in cash or, at the participant’s election, in whole shares of Questar or QEP common stock. Fractional Questar and QEP shares as well as distributions from the Plan’s other investments are paid in cash. Participants whose account balances are less than $1,000 upon death, resignation, or other termination will receive a complete distribution in cash. If the account balance is greater than $1,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar year after the participant reaches age 70 ½, at which point a distribution must be made. The participant may elect to receive a complete distribution at any time prior to mandatory distribution. Partial distributions are not permitted. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant’s death unless the beneficiary is the participant’s surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

Participants may also elect hardship withdrawals of any pre-tax employee contributions in certain cases of financial need after all loan capacity has been exhausted. Participants cannot withdraw any portion of their Roth after-tax contributions, even for a hardship, until separation from employment. The Plan document explains the rules for withdrawing any amounts from the Questar and QEP stock funds and the Plan’s other investments held in the participants’ accounts, including distributions upon termination of employment, disability or death.

Participants are always fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants’ non-vested accounts offset future employer contributions. The amount forfeited during 2012 was $16,257. No amendment to, or termination of, the Plan can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Legal, accounting, trustee fees and other administrative expenses, except commissions, common collective trust asset management fees, redemption fees, and administrative fees included in the net asset valuations for the registered investment companies are paid by Questar. Participants are required to pay certain administrative fees directly, such as the $50 loan processing fee. The asset management and redemption fees of $27,879 reflected in the Statement of Changes in Net Assets Available for Benefits were all paid by the participants and consisted of common collective trust asset management fees and redemption fees.

2. Summary of Significant Accounting Policies

A. Basis of Accounting
The financial statements are prepared on an accrual basis. Amounts stated are in dollars unless otherwise noted.

B. Use of Estimates
The preparation of financial statements and notes in conformity with U.S. generally accepted accounting principles requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

C. Investment Valuation and Income Recognition
Investments in Questar and QEP common stock are stated at fair value based on the closing market price on the last business day of the year as reported on the New York Stock Exchange. Registered investment company investments are valued at published market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Investments in common collective trusts are recorded at fair value using the NAV as a practical expedient. NAV is calculated by the sponsors of the respective funds based upon the closing market quotes or other fair value determination of the assets held in the funds. Participation units in the Wells Fargo Stable Return Fund N15 (Stable Return Fund) are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Questar Stock Fund holds shares of Questar common stock and the QEP Stock Fund holds shares of QEP common stock. Each fund maintains a common collective trust cash reserve and uses unitized-value accounting. The market values of Questar and QEP shares plus the respective cash reserves are converted to equivalent units for these funds. The equivalent unit values are different from the underlying stock prices.

Questar Employee Investment Plan 2012 Form 11-K	5

The common stock and cash reserve components of the Questar and QEP stock funds at December 31, 2012 and 2011 are as follows:

	Questar Stock Fund		QEP Stock Fund
	December 31,		December 31,
	2012	2011	2012	2011
Common stock	$135,841,609	$132,091,918	$122,518,966	$137,374,712
Wells Fargo Short Term Investment Fund G	3,933,065	1,767,009	1,728,574	2,036,509
Total fund balance	$139,774,674	$133,858,927	$124,247,540	$139,411,221

D. Dividends
Dividends paid on shares of Questar common stock held in the Questar Stock Fund and dividends paid on shares of QEP common stock held in the QEP Stock Fund are automatically reinvested to purchase additional shares of each respective stock. Reinvested Questar and QEP dividend shares are purchased at market value. Any shares purchased with Questar or QEP dividends vest immediately, even if the participant does not yet have a vested right to the shares on which the dividends were paid. Participants can elect to receive cash dividends paid on shares of Questar common stock.

E. Benefit Payments
Benefit payments are recorded at closing market prices on the distribution date and are reflected in the financial statements when paid. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

F. Fully Benefit-Responsive Investment Contracts
All investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through participation in the Stable Return Fund, a common collective trust fund. Investments in the Statements of Net Assets Available for Benefits present the fair value of the Stable Return Fund as well as the adjustment of the portion of the Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

G. New Accounting Standards
Effective for the 2012 Plan year, the Plan adopted new fair value accounting and disclosure guidance issued in May 2011. The guidance further clarifies fair value measurement and disclosure requirements and adds certain new disclosures. Changes under the new guidance include clarification of appropriate valuation premises and adjustments for measurement of financial assets and liabilities, additional disclosures regarding transfers between Levels 1 and 2 of the fair value hierarchy, and additional quantitative and qualitative disclosures about unobservable inputs used for Level 3 valuations. Adoption of the guidance did not have a material effect on the Plan.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended and restated. The Plan administrator applied for an updated determination letter in January 2010, but has not yet received an updated letter from the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Accounting principles generally accepted in the United States require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Questar Employee Investment Plan 2012 Form 11-K	6

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

5. Investments

The Plan’s net realized and unrealized appreciation (depreciation) in fair value of investments during 2012 is as follows:

Questar Corporation common stock	$(748,729)
QEP Resources, Inc. common stock	4,180,694
Shares of registered investment companies	12,961,528
Common collective trust funds	4,641,033
Net realized and unrealized appreciation in fair value of investments	$21,034,526

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2012	2011
Questar Corporation common stock	$135,841,609	$132,091,918
QEP Resources, Inc. common stock	122,518,966	137,374,712
Wells Fargo Stable Return Fund N15, at contract value*	52,008,023	50,084,354
PIMCO Total Return Fund	31,100,453	23,908,394

* Fair value was $53,516,558 and $51,386,775 at December 31, 2012 and 2011, respectively.

6. Fair Value Measurements

The Plan measures and discloses fair values in accordance with the accounting standards for fair value measurements and disclosures. These standards establish a fair value hierarchy with Levels 1, 2 and 3 ranging from the most observable to the least observable valuation inputs. Level 1 inputs are unadjusted quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Plan did not hold any investments measured using Level 3 inputs at December 31, 2012 or 2011.

Following is a description of the valuation methodologies used by the Plan:

Common stocks: Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Registered investment companies, also known as mutual funds, are valued at the closing price reported on the active market on which the individual funds are traded.

Common collective trust funds and common collective trust funds related to fully benefit-responsive investment contracts: These investments are investment vehicles generally restricted to institutional investors and are valued using the NAV of the fund. The NAV is based on the value of the underlying assets owned by the fund excluding transaction costs, and minus liabilities. The underlying assets are valued at the closing prices reported on the markets on which they are traded. No assets held by the Plan that were valued using a NAV methodology were subject to redemption restrictions on their valuation dates.

Questar Employee Investment Plan 2012 Form 11-K	7

The fair value of investments at December 31, 2012, is shown in the table below:

	Fair Value Measurements
	December 31, 2012
	Level 1	Level 2	Total
Common stocks:
Questar Corporation	$135,841,609	$—	$135,841,609
QEP Resources, Inc.	122,518,966	—	122,518,966
Registered investment companies:
Equity growth funds	71,088,173	—	71,088,173
Corporate debt income funds	41,391,554	—	41,391,554
Balanced funds	16,822,358	—	16,822,358
Equity index funds	10,618,619	—	10,618,619
Common collective trust funds – related to fully benefit-responsive investment contracts	—	53,516,558	53,516,558
Common collective trust funds:
Equity index funds	—	28,313,943	28,313,943
Money market funds	—	5,661,639	5,661,639
Total Investments at Fair Value	$398,281,279	$87,492,140	$485,773,419

The fair value of investments at December 31, 2011, is shown in the table below:

	Fair Value Measurements
	December 31, 2011
	Level 1	Level 2	Total
Common stocks:
Questar Corporation	$132,091,918	$—	$132,091,918
QEP Resources, Inc.	137,374,712	—	137,374,712
Registered investment companies:
Equity growth funds	58,909,082	—	58,909,082
Corporate debt income funds	32,056,799	—	32,056,799
Balanced funds	14,590,831	—	14,590,831
Equity index funds	8,758,053	—	8,758,053
Common collective trust funds – related to fully benefit-responsive investment contracts	—	51,386,775	51,386,775
Common collective trust funds:
Equity index funds	—	22,742,222	22,742,222
Money market funds	—	3,803,518	3,803,518
Total Investments at Fair Value	$383,781,395	$77,932,515	$461,713,910

7. Party-in-Interest Transactions

The Plan allows for transactions with certain parties that may perform services or have fiduciary responsibilities to the Plan. Certain Plan investments are shares of Questar common stock or are units of common collective trust funds managed by Wells Fargo, the Plan trustee. During 2012, the Plan received dividends of $4,043,134 on shares of Questar common stock held in the Plan. Purchases and in-kind contributions of Questar common stock amounted to $28,284,647, and transactions involving sales and distributions of Questar common stock totaled $25,975,704 during 2012. Asset management and other administrative fees paid by the Plan to Wells Fargo totaled $21,954 during 2012. The Plan issues loans to participants, which are secured by the vested balances in the participants' accounts. Such transactions all qualify as exempt party-in-interest transactions under the provisions of ERISA.

Questar Employee Investment Plan 2012 Form 11-K	8

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

9. Reconciliation of the Financial Statements to the Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500 follows:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$490,707,867	$466,972,955
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds	1,508,535	1,302,421
Net assets available for benefits per the Form 5500	$492,216,402	$468,275,376

A reconciliation of net change in net assets available for benefits per the financial statements for the year ended December 31, 2012 to the Form 5500 follows:

Year Ended
December 31, 2012
Net change in net assets available for benefits per the financial statements	$23,734,912
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2012	1,508,535
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2011	(1,302,421)
Net income per the Form 5500	$23,941,026

Questar Employee Investment Plan 2012 Form 11-K	9

EIN 87-0407509
PLAN #002

Questar Corporation Employee Investment Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Common Stocks:
*	Questar Corporation	6,874,575 shares of common stock	[1]	$135,841,609
	QEP Resources, Inc.	4,047,538 shares of common stock	[1]	122,518,966
	Registered Investment Companies:
	Allianz NFJ	Small Cap Value Fund (Institutional), 120,702 shares	[1]	3,613,818
	American Funds	EuroPacific Growth Fund (R-6), 344,191 shares	[1]	14,173,768
	Baron	Small Cap Fund (Institutional), 402,119 shares	[1]	10,644,097
	Fidelity	Capital & Income Fund, 1,083,274 shares	[1]	10,291,101
	JPMorgan	Large Cap Growth Fund (R5), 723,416 shares	[1]	17,405,391
	JPMorgan	SmartRetirement Income Fund (Institutional), 26,805 shares	[1]	439,872
	JPMorgan	SmartRetirement 2015 Fund (Institutional), 154,938 shares	[1]	2,499,148
	JPMorgan	SmartRetirement 2020 Fund (Institutional), 339,295 shares	[1]	5,530,506
	JPMorgan	SmartRetirement 2025 Fund (Institutional), 202,504 shares	[1]	3,124,636
	JPMorgan	SmartRetirement 2030 Fund (Institutional), 97,525 shares	[1]	1,574,052
	JPMorgan	SmartRetirement 2035 Fund (Institutional), 53,091 shares	[1]	810,164
	JPMorgan	SmartRetirement 2040 Fund (Institutional), 42,764 shares	[1]	690,206
	JPMorgan	SmartRetirement 2045 Fund (Institutional), 66,896 shares	[1]	1,025,512
	JPMorgan	SmartRetirement 2050 Fund (Institutional), 64,658 shares	[1]	991,211
	JPMorgan	SmartRetirement 2055 Fund (Institutional), 8,346 shares	[1]	137,049
	MFS	Value Fund (R4), 462,428 shares	[1]	11,722,551
	Oakmark	Equity and Income Fund (I), less than 1 share	[1]	2
	Perkins	Mid Cap Value Fund (I), 132,189 shares	[1]	2,820,917
	PIMCO	Total Return Fund (Institutional), 2,766,944 shares	[1]	31,100,453
	T. Rowe Price	Mid Cap Growth Fund (Investor), 189,616 shares	[1]	10,707,631
	Vanguard	REIT Index Fund (Institutional), 735,871 shares	[1]	10,618,619
	Common Collective Trust Funds:
	BlackRock	U.S. Equity Market Fund F, 128,209 units	[1]	5,798,875
*	Wells Fargo	S&P 500 Index Fund N, 428,446 units	[1]	22,515,068
*	Wells Fargo	Short Term Investment Fund G, 5,661,639 units		5,661,639
*	Wells Fargo	Stable Return Fund N15, 4,651,432 units	[1]	53,516,558
*	Participant loans	Interest rates range from 4.25% to 10.00% maturing through 2022		6,447,757
	Total			$492,221,176

* Indicates party-in-interest to the Plan.
1 Investments are participant-directed, thus cost information is not applicable.

Questar Employee Investment Plan 2012 Form 11-K	10

EXHIBIT INDEX

The following exhibit is being filed as part of this report:

Exhibit No.	Exhibit

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Questar Employee Investment Plan 2012 Form 11-K	11